UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2007
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to our Fab 7, our target for the cash and cash equivalents balance as of December 31, 2007, our sources of liquidity, cash flow, funding needs and financings, and our expected depreciation and amortization and capital expenditures for the period up to December 31, 2007, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, manufacturing capacity constraints, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, and unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung, Freescale and ST Microelectronics); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. “Risk Factors” in our 2006 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	September 30,
	2006	2007
	(Refer to Note 2)
ASSETS

Cash and cash equivalents	$718,982	$459,514
Restricted cash	43,063	44,520
Marketable securities	2,283	3,045
Receivables, less allowances of $7,976 in 2006 and $8,808 in 2007	243,361	253,085
Inventories	158,492	199,712
Other current assets	17,225	19,246

Total current assets	1,183,406	979,122

Investment in associated companies	36,044	32,717
Technology licenses, net	84,991	67,801
Property, plant and equipment, net	2,275,179	2,424,196
Other non-current assets	42,316	144,816

Total assets	$3,621,936	$3,648,652

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$301,868	$225,347
Current installments of long-term debt and capital lease obligations	127,627	78,450
Other current liabilities	183,250	148,444

Total current liabilities	612,745	452,241

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,360,706
Other non-current liabilities	48,936	46,591

Total liabilities	1,942,653	1,859,538

Convertible redeemable preference shares	246,174	253,386

Ordinary share capital	2,704,215	2,711,183
Accumulated deficit	(1,217,275)	(1,121,457)
Accumulated other comprehensive loss	(53,831)	(53,998)

Total shareholders’ equity	$1,433,109	$1,535,728

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,621,936	$3,648,652

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007

Net revenue	$355,331	$354,821	$1,075,391	$1,002,909
Cost of revenue	260,545	287,577	799,379	803,723

Gross profit	94,786	67,244	276,012	199,186

Other revenue	5,351	5,713	15,638	16,925

Operating expenses:
Research and development	41,908	38,929	114,654	115,010
Sales and marketing	14,147	14,608	39,651	42,210
General and administrative	11,041	9,347	30,477	28,943
Other operating expenses, net	4,267	3,567	11,988	10,737

Total operating expenses	71,363	66,451	196,770	196,900

Equity in income of associated companies, net	9,547	8,790	27,664	24,997
Other income (loss), net	10,628	200	(1,985)	(41)
Interest income	11,558	6,529	34,169	20,456
Interest expense and amortization of debt discount	(22,328)	(14,955)	(70,048)	(45,647)

Income before income tax	38,179	7,070	84,680	18,976
Income tax expense (benefit)	11,392	(107,689)	23,039	(76,842)

Net income	$26,787	$114,759	$61,641	$95,818

Less: Accretion to redemption value of convertible redeemable preference shares	2,336	2,427	7,118	7,212

Net income available to ordinary shareholders	$24,451	$112,332	$54,523	$88,606

Net earnings per ordinary share and ADS

Basic net earnings per ordinary share	$0.01	$0.04	$0.02	$0.03
Diluted net earnings per ordinary share	$0.01	$0.04	$0.02	$0.03

Basic net earnings per ADS	$0.10	$0.44	$0.22	$0.35
Diluted net earnings per ADS	$0.09	$0.40	$0.22	$0.33

Number of ordinary shares (in millions) used in computing:
Basic net earnings per ordinary share	2,535.1	2,538.9	2,525.5	2,538.0
Effect of dilutive securities	329.2	328.8	6.4	331.0

Diluted net earnings per ordinary share	2,864.3	2,867.7	2,531.9	2,869.0

Number of ADS (in millions) used in computing:
Basic net earnings per ADS	253.5	253.9	252.6	253.8
Effect of dilutive securities	32.9	32.9	0.6	33.1

Diluted net earnings per ADS	286.4	286.8	253.2	286.9

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007
Net income	$26,787	$114,759	$61,641	$95,818
Net unrealized gains (losses) on change in cash flow hedging fair values	(2,829)	200	(1,294)	1,602
Share of cash flow hedging gains of associated companies	1	—	8	1
Reclassification of cash flow hedging (gains) losses into earnings	(117)	(179)	683	(1,888)
Unrealized gains (losses) on available-for-sale securities	(179)	(625)	19	73
Reclassification of realized (gains) losses on available-for-sale securities into earnings	(348)	—	2,350	—
Foreign currency translation	—	(1)	—	45

Other comprehensive income (loss)	(3,472)	(605)	1,766	(167)

Comprehensive income	$23,315	$114,154	$63,407	$95,651

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	Nine Months Ended
	September 30,	September 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$61,641	$95,818
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of associated companies, net	(27,664)	(24,997)
Cash dividends received from associated companies	28,631	24,686
Depreciation and amortization	384,392	367,286
Foreign exchange loss (gain), net	2,408	(601)
Gain on disposal of property, plant and equipment	(4,008)	(936)
Deferred tax expense (benefit)	167	(23,688)
Others, net	6,392	8,922
Changes in assets and liabilities:
Receivables	(7,845)	(6,809)
Inventories	(32,488)	(41,220)
Other assets	(9,997)	(79,954)
Payables and other liabilities	20,271	1,928

Net cash provided by operating activities	$421,900	$320,435

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(375,319)	(587,283)
Payments for technology licenses	(7,422)	(6,707)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	111,656	15
Proceeds from sale of property, plant, equipment	8,852	4,845
Proceeds from maturity and disposal of marketable securities	20,998	—
Return of capital from SMP	4,133	4,900
Others	(540)	(1,161)

Net cash used in investing activities	$(252,642)	$(585,391)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	492,915	146,109
Repayments	(635,010)	(123,629)
Capital lease payments	(3,003)	(2,911)
Receipts of refundable customer deposits	45,183	202
Refund of customer deposits	(61,321)	(17,128)
Issuance of ordinary shares	2,182	2,478
Increase in cash restricted for debt repayment	(39,662)	(1,457)
Others	5,752	(900)

Net cash (used in) provided by financing activities	$(192,964)	$2,764

Effect of exchange rate changes on cash and cash equivalents	755	2,724
Net decrease in cash and cash equivalents	(22,951)	(259,468)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$796,905	$459,514

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share units and per share data)
1.	Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Net losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$2,174	$879	$9,143	$7,020
The cumulative net losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2006 and September 30, 2007 are $207,274 and $214,294, respectively.

2.	Prior Period Adjustments

The Company has recorded an increase (decrease) in the inventories, property, plant and equipment, payables, other current liabilities and accumulated deficit balances of $1,445, $2,060, $(136), $(611), and $(4,252), respectively, in the December 31, 2006 unaudited condensed consolidated balance sheet included in this report as compared with the corresponding amounts previously reported in the December 31, 2006 audited consolidated balance sheet included in the Company’s 2006 Annual Report on Form 20-F, to reflect the net impact of the correction of certain misstatements which the Company has determined to be immaterial to the 2006 and earlier consolidated financial statements.

The errors which were corrected relate to:
•	Certain production costs not capitalized as inventory;

•	Certain depreciable costs that were not capitalized as property, plant and equipment;

•	Overstatement of payables relating to insurance expenses; and

•	Misstatement of other current liabilities due to an uncertain tax provision which should have been reversed in a prior year after receipt of evidence supporting the position, under-accrual of tax payable due to a tax deduction for interest expense claimed in the wrong year, and an over-accrual for sales and marketing expenses.

3.	Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items are subject to judgment and such estimates include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the recognition and measurement of revenue and the sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was an increase in the Company’s net income by $2,281 and $9,623 for the three and nine months ended September 30, 2007, respectively. Both basic and diluted net income per American Depository Share (“ADS”) increased by $0.01 for the three months ended September 30, 2007, and basic and diluted net income per ADS for the nine months ended September 30, 2007 increased by $0.04 and $0.03, respectively. As a result of this change in accounting estimate, there was no change in basic and diluted net earnings per ordinary share for the three and nine months ended September 30, 2007.

4.	Net Earnings per Ordinary Share

Basic net earnings per ordinary share is computed by deducting from net income the accretion to redemption value of the convertible redeemable preference shares, and dividing by the weighted-average number of ordinary shares outstanding. When the accretion to redemption value of convertible securities per ordinary share obtainable on conversion exceeds basic net earnings per ordinary share, diluted net earnings per ordinary share is computed by deducting from net income the accretion to redemption value of the convertible redeemable preference shares, and dividing by the sum of weighted-average number of ordinary shares outstanding plus potentially dilutive ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding. When the accretion to redemption value of convertible securities per ordinary share obtainable on conversion does not exceed basic net earnings per ordinary share, diluted net earnings per ordinary share is computed by taking net income, and dividing by the sum of weighted-average number of ordinary shares outstanding plus potentially dilutive ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion exceeded basic net earnings per ordinary share; or

iv.	The conditions for the vesting of the performance share units were not met.
A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Convertible redeemable preference shares	—	—	325,144	—
Call options with Goldman Sachs International	214,792	214,792	214,792	214,792
Employee stock options	98,003	96,732	98,003	95,541
Performance share units	—	2,316	—	2,316
The weighted-average exercise prices of employee stock options outstanding were $1.89 and $1.83 as of September 30, 2006 and 2007, respectively. The call options with Goldman Sachs International (“GS”) have a per share exercise price of S$1.60 and $1.408 as of September 30, 2006 and 2007, respectively. The conversion price of the convertible redeemable preference shares is $0.8719 per share.

5.	Share-Based Compensation

In April 2007, the Company’s shareholders approved the Restricted Share Unit Plan 2007 (“RSU Plan”) and the Performance Share Unit Plan 2007 (“PSU Plan”).

Restricted Share Units (“RSUs”)
The RSU Plan is a share-based incentive designed to reward, retain and motivate the Company’s human capital. This plan also extends to employees of Silicon Manufacturing Partners Pte Ltd (“SMP”), an associated company. Each RSU will entitle the holder to one ordinary share of the Company. The RSUs awarded will vest equally on each of the first three anniversaries of the grant date of the award, and ordinary shares will be issued provided the employee has remained employed by the Company through such anniversary dates; otherwise the unvested RSUs are forfeited. The grant-date fair value of the award is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant, and is recorded as compensation expense using the straight-line attribution method, as adjusted for forfeitures of unvested RSUs. SMP bears the share-based compensation expense in respect of the RSUs that were granted to its employees.

A total of 4,102,080 RSUs were granted on August 31, 2007, out of which, 38,470 RSUs were granted to employees of SMP. As of September 30, 2007, all 4,102,080 RSUs remained outstanding as no RSUs were vested or forfeited in the period from August 31, 2007 to September 30, 2007. Total share-based compensation expense recognized for the RSUs for both the three and nine months ended September 30, 2007 was $77. As of September 30, 2007, the total compensation cost related to unvested RSUs not yet recognized is estimated at approximately $2,706 which is expected to be recognized over the weighted-average period of 2.9 years. The weighted-average grant date fair value of each RSU is $0.70.

Performance Share Units (“PSUs”)
The PSU Plan is a share-based incentive for senior executives in key positions who are able to drive the strategic direction and performance of the Company. On August 31, 2007, a base number of PSUs that may be awarded at the end of a three-year performance period was granted. The vesting of the awards is contingent upon the achievement of pre-determined levels of Economic Value Added (“EVA”) spread and Absolute Total Shareholder Return (“TSR”), which have been established at the grant date. The EVA spread is calculated by deducting weighted-average cost of capital from return on invested capital, while TSR is calculated by adding dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The achievement of EVA spread is a performance-based condition while the achievement of TSR is a market-based condition. Half of the base number of PSUs will vest according to the achievement of the EVA spread and the other half will vest according to the achievement of the TSR. The number of PSUs ultimately vested will range from 30% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance-based or market-based performance conditions, or both the performance-based and market-based conditions, over the performance period. The PSUs will generally vest at the end of a three-year requisite service period following the grant date. Each PSU will entitle the holder to one ordinary share of the Company. The grant-date fair value for the performance-based portion of the award was based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. The market-based portion of the award was estimated on the date of the grant using the Monte-Carlo valuation model with the following assumptions:

Three and Nine Months ended September 30, 2007
Risk-free interest rate	2.37%
Expected volatility	38.0%
Dividend yield	0.0%
Expected volatility is based on historical volatility rates of the Company’s ordinary shares. The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs.

A total of 2,315,630 base number of PSUs were granted on August 31, 2007, and no PSUs were vested or forfeited in the period from August 31, 2007 to September 30, 2007. Total share-based compensation expense recognized for the PSUs for both the three and nine months ended September 30, 2007 was $11. Depending upon the Company’s performance against target performance measures specified in the award agreement, as of September 30, 2007, the total compensation cost related to unvested PSUs not yet recognized is estimated at approximately $367. This estimated compensation cost is expected to be recognized as compensation expense over the weighted-average period of 3.1 years. The weighted-average grant date fair value of each PSU is $0.52.

As share-based compensation cost is not tax deductible in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

6.	Inventories

Inventories consist of the following:

	As of
	December 31,	September 30,
	2006	2007
Raw materials	$13,306	$18,147
Work in progress	138,659	175,958
Consumable supplies and spares	6,527	5,607

	$158,492	$199,712

7.	Income Taxes

Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During this period, income arising from activities covered under the pioneer status is exempt from Singapore income tax. Income arising from activities not covered under the pioneer status, or non-qualifying income, is taxed at the prevailing Singapore corporate tax rate. Since Fab 3 was previously granted pioneer status, it has accumulated a substantial amount of tax allowances relating to capital expenditure which it has been unable to fully utilize against income from activities covered under the pioneer status. The Company applied to have the pioneer status revoked in order to be able to utilize Fab 3’s unabsorbed tax allowances against its non-qualifying income. The application was approved in September 2007 and the Company recorded an income tax benefit of $118.5 million. This income tax benefit of $118.5 million arose primarily from prior year allowances related to wear and tear of plant and machinery and losses of Fab 3 which are now available to offset tax paid or incurred in prior years, with the balance available to offset against future tax liabilities. The Company expects to receive refund of taxes previously paid on non-qualifying income from previous years.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“FIN 48”). In May 2007, the FASB amended this guidance by issuing FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 provides that a company’s tax position will be considered settled if the taxing authority has completed its examination, the company does not plan to appeal, and it is remote that the taxing authority would re-examine the tax position in the future.

On January 1, 2007, the Company adopted the provisions of FIN 48, as a result of which the Company recorded a liability of $6,307 for unrecognized income tax benefits, all of which would affect the effective tax rate if recognized. The adoption of FIN 48 did not have an impact on the accumulated deficit as the Company had previously recorded the full amount of the unrecognized tax benefits as part of current taxes payable. The balance, however, was reclassified as a non-current liability under FIN 48 because the Company does not anticipate payment within one year.

As of September 30, 2007, the liability for unrecognized tax benefits was $4,799. The decrease since the date of adoption of FIN 48 was due to the recognition of tax benefits of the two tax positions taken in prior years’ income tax returns and the change in measurement of the liability as a result of the revocation of one of the Company’s tax incentives. During the first quarter of 2007, the Company received documentary evidence which provided sufficient technical merits for one of the tax positions to meet the more-likely-than-not recognition threshold. During the second quarter of 2007, the uncertainty relating to the other tax position was resolved with the taxing authority having completed its examination. During the third quarter of 2007, the revocation of Fab 3’s pioneer-status tax incentives lifted the quarantine which was previously imposed on the unabsorbed wear and tear allowances arising from activities covered under the pioneer status. The Company assessed that the revocation of the pioneer-status tax incentive would not change its recognition assessment on its uncertain tax positions since it does not affect the technical merits used in assessing these uncertain tax positions.

The revocation of the pioneer-status tax incentive had made available the abovementioned unabsorbed wear and tear allowances, which were previously only allowed for set-off against future income from the activities covered under the pioneer status, for set-off against all the Company’s income from the non-pioneer activities. As of September 30, 2007, these unabsorbed wear and tear allowances have been estimated to be sufficient to fully set-off against the FIN 48 liability. As such, the liability no longer entails cash outflow in the event that the Company’s tax positions ultimately fail to prevail upon the tax authority’s examination. Thus, there is now a change in measurement of the liability as a potential reduction to the deferred tax asset relating to the unabsorbed wear and tear allowances. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within the next 12 months.

The Company’s accounting policy is to treat interest and penalties as a component of income taxes. However, the tax law in the Company’s primary tax jurisdiction, Singapore, only imposes interest and penalties on tax underpayments related to tax positions which contravene the provisions of the Singapore income tax legislation. As of September 30, 2007, the Company has not recognized any interest or penalties in the consolidated statement of operations or in the consolidated statement of financial position.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. The tax authority in Singapore had previously completed its examination of the Company’s tax computations for the fiscal years 2000 and before. However, as a result of the revocation of the tax incentive during the third quarter of 2007, the Company is required to submit revised tax computations adopting the new tax status for the prior tax years, beginning from the fiscal year 1997, to the tax authority. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	January 1, 2007	September 30, 2007
Singapore	2000 and forward	1997 and forward

United States of America	2004 and forward	2004 and forward
8.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	September 30,
	2006	2007
Floating rate loans:
EXIM Guaranteed Loan	324,277	409,915
Bank of America Term Loan	50,000	—
5.75% senior notes due 2010	371,904	372,497
6.00% amortizing bonds due 2010	38,433	29,659
6.25% senior notes due 2013	297,405	297,662
6.375% senior notes due 2015	246,805	247,019
Others	2,836	5,560

	1,331,660	1,362,312
Less: Current installments of long-term debt	(123,629)	(74,163)

Long-term debt, excluding current installments	$1,208,031	$1,288,149

Obligations under capital leases:

	As of
	December 31,	September 30,
	2006	2007
Minimum future lease payments	$124,194	$121,955
Amount representing interest at rates of 5.9% to 7.8%	(47,255)	(45,111)

Present value of minimum future lease payments	76,939	76,844
Less: Current installments	(3,998)	(4,287)

Obligations under capital leases, excluding current installments	$72,941	$72,557

Current installments of:
Long-term debt	$123,629	$74,163
Obligations under capital leases	3,998	4,287

	$127,627	$78,450

Non-current portion, excluding current installments:
Long-term debt	$1,208,031	$1,288,149
Obligations under capital leases	72,941	72,557

	$1,280,972	$1,360,706

	Weighted-Average
	Interest Rates
	As of
	December 31,	September 30,
	2006	2007
Debt obligations at floating rates	5.80%	5.51%
Debt obligations at fixed rates	6.08%	6.08%
Obligations under capital leases	7.08%	7.09%
In May 2007, the Company drew down $150,494 from the third tranche of the Export-Import Bank of the United States (“EXIM”) Guaranteed Loan.

The Bank of America Term Loan of $50,000, which was fully drawn down in 2005, was fully repaid in April 2007.

9.	Share Capital

In March 2006, the Company entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that the Company had previously entered into with GS in August 2004 (“2004 Option”) with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of Chartered ordinary shares at S$1.60 per share should the Company early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Prior to the modification of the 2006 Option as mentioned below, the 2006 Option was accounted for as a derivative instrument that was dual indexed to the Company’s ordinary share price and currency exchange rates.

On March 9, 2007, the Company modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and the Company may terminate the transaction early, in whole or in part, if the closing price of Chartered ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should the Company exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. The Company continues to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of September 30, 2007, the US dollar-denominated option is accounted for as shareholders’ equity in the consolidated balance sheet.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	U.S. GAAP
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2007	2006	2007

Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	73.3	81.0	74.3	80.1

Gross profit	26.7	19.0	25.7	19.9

Other revenue	1.5	1.6	1.4	1.7

Operating expenses:
Research and development	11.8	11.0	10.7	11.4
Sales and marketing	4.0	4.1	3.7	4.2
General and administrative	3.1	2.6	2.8	2.9
Other operating expenses, net	1.2	1.0	1.1	1.1

Total operating expenses	20.1	18.7	18.3	19.6

Equity in income of associated companies, net	2.6	2.5	2.6	2.5
Other income (loss), net	3.0	0.1	(0.2)	(0.0)
Interest income	3.3	1.8	3.1	2.0
Interest expense and amortization of debt discount	(6.3)	(4.2)	(6.5)	(4.6)

Income before income taxes	10.7	2.1	7.8	1.9
Income tax expense (benefit)	3.2	(30.4)	2.1	(7.7)

Net income	7.5%	32.5%	5.7%	9.6%

Less: Accretion to redemption value of convertible redeemable preference shares	0.6	0.7	0.7	0.7

Net income available to ordinary shareholders	6.9%	31.8%	5.0%	8.9%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Communications	31%	40%	31%	38%
Computer	36	24	26	32
Consumer	31	33	40	27
Other	2	3	3	3

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Americas	79%	67%	76%	72%
Asia-Pacific	11	24	12	19
Europe	9	9	10	8
Japan	1	—	2	1

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
0.065 and below	—%	13%	—%	7%
Up to 0.09	31	6	27	15
Up to 0.13	27	35	28	34
Up to 0.18	7	10	8	9
Up to 0.25	9	13	9	11
Up to 0.35	16	14	17	14
Above 0.35	10	9	11	10

Total	100%	100%	100%	100%

THREE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2007
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue remained essentially flat for the third quarters of 2006 and 2007 at $355.3 million and $354.8 million, respectively. Total wafer shipments increased 27.3% from 307,893 wafers (eight-inch equivalent) in the third quarter of 2006 to 392,126 wafers (eight-inch equivalent) in the third quarter of 2007. Average Selling Price (“ASP”) decreased by 21.8% from $1,136 per wafer (eight-inch equivalent) to $888 per wafer (eight-inch equivalent) over the same period due to a less favorable product mix and lower selling prices.
     Revenue from our 0.13um and below process geometry technologies decreased 7% from the third quarter of 2006 to the third quarter of 2007, representing 58% and 54% of the net revenue in the third quarters of 2006 and 2007, respectively. Revenue from our 90nm technologies represented 31% and 6% of our net revenue in the third quarters of 2006 and 2007, respectively. The decrease in the percentage contribution to our net revenue from our 90nm technologies was due primarily to a decrease in the 90nm shipments and to a lesser extent, a decrease in 90nm ASP. Revenue from our 65nm and below technologies represented 13% of our net revenue in the third quarter of 2007. There were no such shipments in the third quarter of 2006.
     In the third quarter of 2006, the computer sector was our highest revenue contributor and represented 36% of our net revenue, while the communications and consumer sectors each represented 31% of our net revenue. In the third quarter of 2007, the communications sector, which represented 40% of our net revenue, was our highest revenue contributor, followed by the consumer sector and the computer sector which represented 33% and 24% of our net revenue, respectively. The increase in demand from the communications sector was due primarily to the significant increase in demand for mobile phone handsets. The increase in demand for television-related devices, partially offset by the decrease in video game devices, contributed to the increase in demand from the consumer sector. The decrease in demand from the computer sector is due primarily to the decrease in demand for workstations, personal computers and motherboard devices, partially offset by the increase in demand for optical storage devices.
     The Americas region was our highest revenue contributor in the third quarter of 2006, representing 79% of our net revenue. It continued to be our highest contributor to the revenue in the third quarter of 2007, representing 67% of our net revenue. In terms of absolute dollars, this is a 15% decrease from our net revenue in the third quarter of 2006, and it is due primarily to the decrease in demand for workstations, personal computers and motherboard devices and to a lesser extent, a decrease in demand for video game devices, partially offset by the increase in demand for mobile phone handsets. Revenue contribution from the Asia-Pacific region increased from 11% of our net revenue in the third quarter of 2006 to 24% of our net revenue in the third quarter of 2007, due primarily to the increased demand for television-related devices and optical storage devices. Revenue from the Europe and Japan regions remained similar in terms of percentage contribution to our net revenue in the third quarters of 2006 and 2007.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which will not increase or decrease in proportion to any change in our revenue.
     Despite the 27.4% increase in wafer shipment, cost of revenue increased by only 10.4% from $260.5 million in the third quarter of 2006 to $287.6 million in the third quarter of 2007, and this is due to a large proportion of our cost of revenue being fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 39.2% and 37.1% of our cost of revenue in the third quarters of 2006 and 2007, respectively.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 13.0% from $831 (eight-inch equivalent) in the third quarter of 2006 to $723 (eight-inch equivalent) in the third quarter of 2007, primarily as a result of higher production levels to achieve higher shipments between the third quarter of 2006 and the third quarter of 2007.
     Included in cost of revenue for the third quarter of 2007 was a provision of $4.9 million for deferred expenses related to one of our customers, which was deemed to be non-recoverable. There was no such provision for the third quarter of 2006.
     We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of grants recorded as a reduction to our cost of revenue was $0.9 million in the third quarter of 2007. There were no such grants in the third quarter of 2006.
Gross profit
     Our gross profit decreased from $94.8 million, or 26.7% of our net revenue, in the third quarter of 2006 to $67.2 million, or 19.0% of our net revenue, in the third quarter of 2007. This is due primarily to a less favorable product mix arising from lower shipments of 90nm products and lower selling prices, partially offset by higher shipments from 65nm.
     Included in gross profit for the third quarter of 2007 was a provision of $4.9 million for deferred expenses related to one of our customers, which was deemed to be non-recoverable. There was no such provision for the third quarter of 2006.
     Our gross profit was also impacted by $0.9 million of grant income in the third quarter of 2007 which was recorded as a reduction to our cost of revenue. There were no such grants in the third quarter of 2006.
Other revenue
     Other revenue was $5.4 million in the third quarter of 2006 compared to $5.7 million in the third quarter of 2007, and related to rental income and management fees.
Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, Freescale and ST Microelectronics, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses decreased by 7.1% from $41.9 million in the third quarter of 2006 to $38.9 million in the third quarter of 2007, due primarily to the transition of development activities from both 65nm and 45nm to focus mainly on 45nm and higher reimbursement of expenses related to grants. The impact of grants recorded as a reduction to our R&D expenses was $3.4 million in the third quarter of 2007. There were no such grants in the third quarter of 2006.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation, or EDA, related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 3.3% from $14.1 million in the third quarter of 2006 to $14.6 million in the third quarter of 2007, due primarily to higher financial support for pre-contract customer design validation activities. These expenses, as a percentage of revenue, remained at approximately similar levels in the third quarters of 2006 and 2007 at 4.0% and 4.1%, respectively.
General and administrative expenses, net
     General and administrative, or G&A, expenses consist primarily of payroll-related costs for administrative personnel, consultancy and professional fees and depreciation of equipment used in G&A activities. G&A expenses decreased by 15.3% from $11.0 million in the third quarter of 2006 to $9.3 million in the third quarter of 2007, due primarily to relocation expenses related to one of our overseas office facilities in the third quarter of 2006. There was no such expense in the third quarter of 2007. G&A expenses as a percentage of revenue in the third quarters of 2006 and 2007 were at 3.1% and 2.6%, respectively.
Other operating expenses, net
     We recorded other operating expenses, net, of $4.3 million in the third quarter of 2006 compared to $3.6 million in the third quarter of 2007. This is due primarily to lower losses resulting from foreign currency fluctuations in the third quarter of 2007.
Equity in income of associated companies, net
     Equity in income of Silicon Manufacturing Partners Pte Ltd. (“SMP”) was $9.5 million in the third quarter of 2006 compared to $8.9 million in the third quarter of 2007, due primarily to lower revenues resulting from lower ASP, and to a lesser extent, higher manufacturing costs associated with optimizing capacity utilization, partially offset by lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the third quarter of 2006, the equity in income of SMP was $9.5 million compared to our total income before income tax of $38.2 million. The equity in income of SMP was $8.9 million in the third quarter of 2007 compared to our total income before income tax of $7.1 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the quarters ended September 30, 2006 and September 30, 2007. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with LSI Technology (Singapore) Pte Ltd (formerly known as Agere Systems Singapore Pte Ltd), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three months ended September 30,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$355.3	$354.8
Chartered’s share of SMP revenue	$27.8	$27.0
Net revenue including Chartered’s share of SMP	$383.1	$381.8
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended September 30,
	2006		2007
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	307.9	337.0	392.1	426.1
ASP per wafer	$1,136	$1,120	$888	$881

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc (“GSI”) in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million in the third quarter of 2007.

Other income (loss), net
     Other income (loss), net, was a net income of $10.6 million and $0.2 million for the third quarters of 2006 and 2007, respectively. The higher net income in the third quarter of 2006 was due primarily to a net gain arising from changes in the fair value of our derivative instruments. There were no significant changes in the fair value of our derivative instruments in the third quarter of 2007.
Interest income
     Interest income decreased by 43.5% from $11.6 million in the third quarter of 2006 to $6.5 million in the third quarter of 2007, due primarily to lower average cash balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 33.0% from $22.3 million in the third quarter of 2006 to $15.0 million in the third quarter of 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and below technologies in the third quarter of 2007.
Income tax expense (benefit)
     In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to the year to date income before income taxes to derive the year to date income tax expense. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income taxes for the same period.
     The forecast income tax expense is computed based on a pool of taxable income such as (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In the third quarter of 2006, we recorded income tax expense of $11.4 million on an income before income taxes of $38.2 million. In the third quarter of 2007, we recorded income tax benefit of $107.7 million on an income before income taxes of $7.1 million.
     The income tax benefit of $107.7 million for third quarter of 2007 resulted primarily from the revocation of the pioneer status granted to Fab 3. Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During this period, income arising from activities covered under the pioneer status is exempt from Singapore income tax. Income arising from activities not covered under the pioneer status, or non-qualifying income, is taxed at the prevailing Singapore corporate tax rate. Since Fab 3 was previously granted pioneer status, it has accumulated a substantial amount of tax allowances relating to capital expenditure which it has been unable to fully utilize against income from activities covered under the pioneer status. Chartered applied to have the pioneer status revoked in order to be able to utilize Fab 3’s unabsorbed tax allowances against its non-qualifying income. The application was approved in September 2007 and we recorded an income tax benefit of $118.5 million. This income tax benefit of $118.5 million arose primarily from prior year allowances related to wear and tear of plant and machinery and losses of Fab 3 which are now available to offset tax paid or incurred in prior years, with the balance available to offset against future tax liabilities. We expect to receive refund of taxes previously paid on non-qualifying income from previous years.
     Excluding this income tax benefit of $118.5 million, the income tax expense was $10.8 million for the third quarter of 2007. As of September 30, 2007, our forecasted income before income taxes for year 2007 was lower than the income before income taxes for year 2006. As a result, we applied a significantly higher ETR to income taxes for the nine months ended September 30, 2007 as compared to the ETR applied for the nine months ended September 30, 2006. This resulted in higher than expected income tax expense of $10.8 million recorded in the third quarter of 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. The accretion charges were $2.3 million and $2.4 million in the third quarters of 2006 and 2007, respectively.

NINE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2007
Net revenue
     Net revenue decreased 6.7% from $1,075.4 million for the nine months ended September 30, 2006 to $1,002.9 million for the nine months ended September 30, 2007, due primarily to lower selling prices, partially offset by an increase in wafer shipments. Total wafer shipments increased 8.8% from 953,086 wafers (eight-inch equivalent) for the nine months ended September 30, 2006 to 1,036,567 wafers (eight-inch equivalent) for the nine months ended September 30, 2007. ASP decreased by 14.8% from $1,104 per wafer (eight-inch equivalent) to $941 per wafer (eight-inch equivalent) over the same period, due primarily to lower selling prices and to a lesser extent, a less favorable product mix.
     Revenue from our 0.13um and below process geometry technologies decreased by 5% for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2007. Such revenue represented 55% of our net revenue for the nine months ended September 30, 2006 as compared to 56% of our net revenue for the nine months ended September 30, 2007. In addition, 27% of our net revenue for the nine months ended September 30, 2006 was attributable to revenue from our 90nm technologies as compared to 15% of our net revenue for the nine months ended September 30, 2007, and the decrease was due primarily to lower 90nm shipments and selling prices. Revenue from our 65nm and below technologies represented 7% of our net revenue for the nine months ended September 30, 2007. There were no such shipments for the nine months ended September 30, 2006.
     For the nine months ended September 30, 2006, the consumer sector, which represented 40% of our net revenue, was our highest revenue contributor, followed by the communications sector and the computer sector which represented 31% and 26% of our net revenue, respectively. For the nine months ended September 30, 2007, the communications sector was our highest revenue contributor and represented 38% of our net revenue, while the computer and consumer sectors represented 32% and 27% of our net revenue, respectively. The increase in revenue from the communications sector was due primarily to significantly higher demand for mobile phone handsets and to a lesser extent, an increase in demand for wireless broadband access/wireless local area network devices, partially offset by a decrease in demand for local area network switches, routers, hubs and cards for the nine months ended September 30, 2007. For the same period, the increase in revenue from the computer sector was due primarily to higher demand for workstations, personal computers and motherboard devices, and to a lesser extent, an increase in demand for optical storage devices and personal computer peripherals, printers and monitors. The decrease in revenue from the consumer sector was due primarily to lower demand for video game devices.
     The Americas region was the highest contributor to the revenue for the nine months ended September 30, 2006, representing 76% of our net revenue. It continued to be the highest contributor to the revenue for the nine months ended September 30, 2007, representing 72% of our net revenue. In terms of absolute dollars, this is a 12% decrease from the net revenue for the nine months ended September 30, 2006, and it is due primarily to the decrease in demand for video game devices, and to a lesser extent, partially offset by an increase in demand for mobile phone handsets. Revenue contribution from the Asia-Pacific region increased from 12% of our net revenue for the nine months ended September 30, 2006 to 19% of our net revenue for the same period in 2007, due primarily to the increase in demand for television-related devices, and to a lesser extent, an increase in demand for optical storage devices and personal computer peripherals, printers and monitors. Revenue from the Europe region decreased by 25% for the nine months ended September 30, 2006 to the same period in 2007, due primarily to the decrease in demand for mobile phone handsets and MP3/MD/CD audio devices. The 53% decrease in revenue from the Japan region for the nine months ended September 30, 2006 to the nine months ended September 30, 2007 was due primarily to the decrease in demand for personal computer peripherals, printers and monitors.
Cost of revenue
     Cost of revenue remained essentially flat for the nine months ended September 30, 2006 and the nine months ended September 30, 2007. Depreciation continued to be a significant portion of our cost of revenue, comprising 41.7% and 39.2% of our cost of revenue for the nine months ended September 30, 2006 and the nine months ended September 30, 2007, respectively.
     The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 7.2% from $820 (eight-inch equivalent) for the nine months ended September 30, 2006 to $761 (eight-inch equivalent) for the nine months ended September 30, 2007, due primarily to higher production levels to achieve higher shipments during the same period.
     Included in cost of revenue for the nine months ended September 30, 2007 was a provision of $4.9 million for deferred expenses related to one of our customers, which was deemed to be non-recoverable. There was no such provision for the nine months ended September 30, 2006.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we had historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $4.3 million and $9.6 million for the nine months ended September 30, 2006 and 2007, respectively.
     We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $8.5 million for the nine months ended September 30, 2007. Grant income of $0.1 million was recorded for the nine months ended September 30, 2006.
Gross profit
     Our gross profit decreased from $276.0 million, or 25.7% of our net revenue, for the nine months ended September 30, 2006 to $199.2 million, or 19.9% of our net revenue, for the nine months ended September 30, 2007. This is due primarily to lower selling prices and to a lesser extent, a less favorable product mix, partially offset by a decrease in cost per wafer shipped.
     Included in gross profit for the nine months ended September 30, 2007 was a provision of $4.9 million for deferred expenses related to one of our customers, which was deemed to be non-recoverable. There was no such provision for the nine months ended September 30, 2006.
     Our gross profit was also impacted by $0.1 million and $8.5 million of grant income for the nine months ended September 30, 2006 and September 30, 2007, respectively, which was recorded as a reduction to our cost of revenue. The change in the estimated salvage values in relation to certain eight-inch equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $4.3 million and $9.6 million for the nine months ended September 30, 2006 and 2007, respectively.
Other revenue
     Other revenue was $15.6 million for the nine months ended September 30, 2006 compared to $16.9 million for the nine months ended September 30, 2007, and related to rental income and management fees.
Research and development expenses
     R&D expenses remained essentially flat at $114.7 million and $115.0 million for the nine months ended September 30, 2006 and 2007, respectively. The impact of grants recorded as a reduction to our R&D expenses was $7.5 million for the nine months ended September 30, 2007. There were no such grants for the nine months ended September 30, 2006. Excluding the grant for the nine months ended September 30, 2007, the increase in R&D expenses was due primarily to higher development activities related to the 45nm and below technology nodes.
Sales and marketing expenses
     Sales and marketing expenses increased by 6.5% from $39.7 million for the nine months ended September 30, 2006 to $42.2 million for the nine months ended September 30, 2007, due primarily to higher expenses related to EDA offerings and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of revenue for the nine months ended September 30, 2006 and 2007 were at 3.7% and 4.2%, respectively.
General and administrative expenses
     G&A expenses decreased by 5.0% from $30.5 million for the nine months ended September 30, 2006 to $28.9 million for the nine months ended September 30, 2007, due primarily to relocation expenses related to one of our overseas office facilities for the nine months ended September 30, 2006. There was no such expense for the nine months ended September 30, 2007. G&A expenses as a percentage of revenue for the nine months ended September 30, 2006 and 2007, were 2.8% and 2.9%, respectively.
Other operating expenses, net
     Other operating expenses, net, decreased by 10.4% from $12.0 million for the nine months ended September 30, 2006 to $10.7 million for the nine months ended September 30, 2007. Included in other operating expenses, net, for the nine months ended September 30, 2006 is a $2.6 million gain from the disposal of fixed assets from Fab 1. Excluding this gain, the decrease in other operating expenses, net, is due primarily to lower losses resulting from foreign currency fluctuations for the nine months ended September 30, 2007.
Equity in income of associated companies, net
     Equity in income of SMP was $27.7 million for the nine months ended September 30, 2006 compared to $25.2 million for the nine months ended September 30, 2007, due primarily to lower revenues resulting from lower ASP per wafer, partially offset by lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations.

For the nine months ended September 30, 2006, the equity in income of SMP was $27.7 million compared to our total income before income tax of $84.7 million. The equity in income of SMP was $25.2 million compared to our total income before income tax of $19.0 million for the nine months ended September 30, 2007.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the nine months ended September 30, 2006 and September 30, 2007. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with LSI Technology (Singapore) Pte Ltd (formerly known as Agere Systems Singapore Pte Ltd), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Nine months ended September 30,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$1,075.4	$1,002.9
Chartered’s share of SMP revenue	$87.5	$77.2
Net revenue including Chartered’s share of SMP	$1,162.9	$1,080.1
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Nine months ended September 30,
	2006		2007
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share	share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	953.1	1,042.1	1,036.6	1,133.4
ASP per wafer	$1,104	$1,094	$941	$929

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc (“GSI”) in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.2 million for the nine months ended September 30, 2007.
Other income (loss), net
     Other income (loss), net, was a net loss of $2.0 million for the nine months ended September 30, 2006, related primarily to an other-than-temporary impairment loss of $2.7 million on securities classified as available for sale. There were no significant items in other income (loss), net for the nine months ended September 30, 2007.
Interest income
     Interest income decreased by 40.1% from $34.2 million for the nine months ended September 30, 2006 to $20.5 million for the nine months ended September 30, 2007, due primarily to lower average cash balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 34.8% from $70.0 million for the nine months ended September 30, 2006 to $45.6 million for the nine months ended September 30, 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and below technologies.
Income tax expense (benefit)
     In arriving at the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to the year to date income before income taxes to derive the year to date income tax expense. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income taxes for the same period.
     The forecast income tax expense is computed based on a pool of taxable income such as (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. For the nine months ended September 30, 2006, we recorded income tax expense of $23.0 million on an income before income taxes of $84.7 million. For the nine months ended September 30, 2007, we recorded income tax benefit of $76.8 million on an income before income taxes of $19.0 million.
     The income tax benefit of $76.8 million for the nine months ended September 30, 2007 resulted primarily from the revocation of the pioneer status granted to Fab 3. Fab 3 was previously granted pioneer status for a 10-year period beginning July 1, 1999. During this period, income arising from activities covered under the pioneer status is exempt from Singapore income tax. Income arising from activities not covered under the pioneer status, or non-qualifying income, is taxed at the prevailing Singapore corporate tax rate. Since Fab 3 was previously granted pioneer status, it has accumulated a substantial amount of tax allowances relating to capital expenditure which it has been unable to fully utilize against income from activities covered under the pioneer status. Chartered applied to have the pioneer status revoked in order to be able to utilize Fab 3’s unabsorbed tax allowances against its non-qualifying income. The application was approved in September 2007 and we recorded an income tax benefit of $118.5 million. This income tax benefit of $118.5 million arose primarily from prior year allowances related to wear and tear of plant and machinery and losses of Fab 3 which are now available to offset tax paid or incurred in prior years, with the balance available to offset against future tax liabilities. We expect to receive refund of taxes previously paid on non-qualifying income earned from previous years.
     Excluding this income tax benefit of $118.5 million, the income tax expense was $41.7 million for the nine months ended September 30, 2007. As of September 30, 2007, our forecasted income before income taxes for year 2007 was lower than the income before income taxes for year 2006. As a result, we applied a significantly higher ETR to income taxes for the nine months ended September 30, 2007 as compared to the ETR applied for the nine months ended September 30, 2006. This resulted in higher than expected income tax expense of $41.7 million recorded for the nine months ended September 30, 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $7.1 million and $7.2 million for the nine months ended September 30, 2006 and 2007, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of September 30, 2007, our principal sources of liquidity included $459.5 million in cash and cash equivalents and $1,039.5 million of unutilized banking facilities consisting of term loans and bank credit lines. We entered into a new banking facility of $50.0 million with Bank of America (“BOA”) in April 2007 for which the availability also commenced in April 2007. In addition, we renewed a banking facility of $150.0 million with Sumitomo Mitsui Banking Corporation (“SMBC”) in March 2007, the availability of which commenced in July 2007. In May 2007, we signed an agreement for a $610 million term loan facility from JPMorgan Chase Bank, guaranteed by the Export-Import Bank of the United States (“EXIM”). The loan is to support phase 2 of our build up of production capacity in Fab 7. This new credit facility is divided into two tranches and has an availability period of between three to five years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the capital expenditure schedule. The loan bears interest at LIBOR plus 0.0695%. Interest is payable semi-annually and each tranche is payable semi-annually over five years. Principal repayment of the first and second tranche will begin at the latest on July 15, 2010, and July 15, 2012, respectively.
     In May 2007, we drew down $150.5 million from the second tranche of the first $653.0 million EXIM Guaranteed Loan. Subsequent to this drawdown, the amount available for drawdown under this facility is $178.4 million. The BOA Term Loan of $50.0 million which was fully drawn down in 2005 was fully repaid in April 2007.
     In October 2007, we signed an agreement for a $300 million term loan facility from Japan Bank for International Cooperation (“JBIC”) and SMBC. The loan is to support phase 2 of our build-up of production facility in Fab 7. This new credit facility has an availability period of three years and may only be used to finance the purchase of Fab 7 equipment from Japanese vendors and is drawn down in accordance with the equipment purchases per the capital expenditure schedule. Fifty percent of the loan principal bears interest rate of 5.645%, while the balance fifty percent bears interest at LIBOR plus 0.15%. Interest is payable semi-annually and the loan principal is payable over a period of five years, also on a semi-annual basis, from January 15, 2011.

     Working capital, which is calculated as the excess of current assets over current liabilities, was $570.7 million and $526.9 million as of December 31, 2006 and September 30, 2007, respectively. The decrease in working capital was due primarily to lower cash and cash equivalents. See discussion below on historic cash flows for more details.
     In March 2006, we entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that we had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Under the terms of the 2006 Option, if the option was exercised, we had the right either to issue new shares to GS or to settle the transaction in cash.
     On March 9, 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should we exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. We continue to have the right to cash settle the 2006 Option. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     Our target cash and cash equivalents balance as of December 31, 2007 is approximately $700 million. This is based on our cash and cash equivalents of $460 million as of September 30, 2007, planned draw downs of our existing credit facilities of approximately $335 million, expected cash outflows for capital expenditures of approximately $163 million primarily for increasing 65nm and below capacity. We do not have any debt principal repayments due for the remaining period up to December 31, 2007. Achieving our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2007 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.
     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2007 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures to bring Fab 7 to its estimated total capacity of 45,000 300-mm wafers per month. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. We believe the uncertainties that exist regarding our liquidity include, without limitation, the following:
•	Ability to Increase Revenue and Margins — If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•	Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.
     The following table sets forth the summary of our cash flows for the periods presented:

	Nine Months ended
	September 30
	2006	2007
	(In thousands)
Net cash provided by operating activities	$421,900	$320,435
Net cash used in investing activities	$(252,642)	$(585,391)
Net cash (used in) provided by financing activities	$(192,964)	$2,764
Historic operating cash flows
     Net cash provided by operating activities was $421.9 million and $320.4 million for the nine months ended September 30, 2006 and 2007, respectively. The $101.5 million decrease in cash flow from operating activities for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006 was due primarily to higher payments for operating expenses and the build up of inventories, lower collections from lower revenue and lower interest received, partially offset by lower interest payments.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $252.6 million and $585.4 million for the nine months ended September 30, 2006 and 2007, respectively. The increase was due primarily to the increase in payments for property, plant and equipment from $375.3 million for the nine months ended September 30, 2006 to $587.3 million for the nine months ended September 30, 2007, primarily for our 65nm and below technologies. Investing activities for the nine months ended September 30, 2006 also included a refund of deposits placed with a vendor of $111.7 million. The refund of deposits placed with a vendor for the nine months ended September 30, 2007 was insignificant.
     We expect our capital expenditures for 2007 to be approximately $750 million, primarily for increasing 65nm and below capacity. As of December 31, 2006 and September 30, 2007, we have spent an accumulated total of $1,641.6 million and $2,059.4 million respectively, on the equipping of Fab 7. As of December 31, 2006 and September 30, 2007, we had commitments on contracts for capital expenditures of $525.2 million and $241.8 million, respectively.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.
Historic financing cash flows
     Net cash used in financing activities was $193.0 million for the nine months ended September 30, 2006 while net cash provided by financing activities was $2.8 million for the nine months ended September 30, 2007. This change is due primarily to lower debt repayment, partially offset by lower borrowings for the nine months ended September 30, 2007. Cash flows from financing activities for the nine months ended September 30, 2006 also included receipts of customer deposits of $45.2 million while such receipts comprised $0.2 million for the nine months ended September 30, 2007. We made refunds of customer deposits of $61.3 million for the nine months ended September 30, 2006 compared to $17.1 million for the nine months ended September 30, 2007.
     The restricted cash related to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments of the EXIM Guaranteed Loan. The increase in restricted cash for the nine months ended September 30, 2007 was lower than the increase for the nine months ended September 30, 2006, and this was due primarily to the initial placement of restricted cash for the nine months ended September 30, 2006 for the commencement of principal repayment of the EXIM Guaranteed Loan in early 2007.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2006 and September 30, 2007 is shown below:

	As of
	December 31,	September 30,
	2006	2007
	(In thousands)
Cost	$88,324	$83,470
Share of retained post-formation gains	15,359	40,585
Share of accumulated other comprehensive loss	(1)	—
Dividends received	(67,638)	(92,324)

	$36,044	$31,731

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	September 30,
	2006	2007
	(In thousands)
Amounts due from SMP	$8,724	$11,264
Amounts due to SMP	$819	$1,501

     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction, which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, the Company received an additional $16.9 million arising from both the first and the second return of capital from SMP. The Company did not receive any return of capital from SMP for the three months ended September 30, 2007. For the nine months ended September 30, 2007, the Company received $4.9 million arising from the second return of capital from SMP.
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	September 30,
	2006	2007
	(In thousands)
Current assets	$72,063	$69,674
Other non-current assets	55	634
Property, plant and equipment	21,972	19,046
Current liabilities	(40,616)	(35,349)
Other non-current liabilities	(19)	(9)

Shareholders’ equity	$53,455	$53,996

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
	(In thousands)
Net revenue	$48,822	$43,945	$154,398	$131,363
Gross profit	9,911	9,334	29,439	25,226
Net income	9,547	8,916	27,665	25,226
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2006 and to subheading (k) “Derivative Instruments and Hedging Activities” on page F-14 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2006. Except for our exposure to equity price risk, which is disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.
Equity Price Risk
     In March 2006, we entered into the 2006 Option with GS , under which GS may purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. If the option is exercised we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2006, the 2006 Option was a derivative instrument that was dual indexed to our ordinary share price and currency exchange rates. As a result we were exposed to both price fluctuations of our ordinary shares as well as exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Singapore dollar. In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. As of September 30, 2007, the US dollar-denominated option is not exposed to market risk, as it is accounted for as shareholders’ equity in the consolidated balance sheet.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
99.1	Letter Agreement between the Company and Citibank, N.A. dated September 26, 2007

The parties entered into this Letter Agreement to supplement the Deposit Agreement dated November 4, 1999 by and among the Company, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. The purpose of the Letter Agreement is to enable the establishment by Citibank, N.A., as Depositary, of a direct registration system (the “DR System”) for ADSs and the issuance by the Depositary of “uncertified ADSs” as part of the DR System.

99.2(1)	Loan Agreement between the Company, and Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation dated October 5, 2007.

The Company signed an agreement for a $300 million term loan facility from Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation to support the phase 2 of the Company’s build-up of production facility in the Company’s Fab 7 wafer fabrication facility.

(1)	Certain portions of Exhibit 6.2 have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer